UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

            This current report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-4 of Grupo Televisa, S.A.B., as amended (File No. 333-144460) filed on July 10, 2007.

                                Second-Quarter 2007 Results
                            FOR IMMEDIATE RELEASE

Highlights

➢	Consolidated net sales reached Ps.9,808.6 million and the consolidated operating income margin was 35.4%

➢	During the first half of the year, the Company repurchased 41 million CPOs for approximately Ps.2,543 million

➢	We paid a cash dividend of approximately Ps.4,384.7 million

Consolidated Results

Mexico City, D.F., July 23, 2007—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”) today announced results for second quarter 2007. The results have been prepared in accordance with Mexican Financial Reporting Standards and are adjusted in millions of Mexican pesos in purchasing power as of June 30, 2007.

The following table sets forth a condensed consolidated statement of income for the three months ended June 30, 2007 and 2006, in millions of Mexican pesos, as well as the percentage of net sales that each line represents, and the percentage change when comparing second quarter 2007 with second quarter 2006:

	2Q 2007	Margin %	2Q 2006	Margin %	Change %
Net sales	9,808.6	100.0	10,189.3	100	(3.7)
Operating income	3,476.5	35.4	3,943.9	38.7	(11.9)
Consolidated net income	2,247.3	22.9	2,375.6	23.3	(5.4)
Majority interest net income	2,030.5	20.7	2,399.3	23.5	(15.4)

Consolidated net sales decreased 3.7% to Ps.9,808.6 million in second quarter 2007 compared with Ps.10,189.3 million in second quarter 2006. This decrease reflected lower sales in our Television Broadcasting segment that were partially offset by higher sales in our Other Businesses, Sky Mexico, Pay Television Networks, Cable Television, Programming Exports, Publishing, and Publishing Distribution segments.

Consolidated operating income decreased 11.9% to Ps.3,476.5 million in second quarter 2007 compared with Ps.3,943.9 million in second quarter 2006. This decrease was attributable to lower sales and higher operating expenses that were partially offset by a marginal decrease in cost of sales.

Majority interest net income decreased 15.4% to Ps.2,030.5 million in second quarter 2007 compared with Ps.2,399.3 million in second quarter 2006. The net decrease of Ps.368.8 million reflected i) a Ps.467.4 million decrease in operating income, ii) a Ps.338.5 million increase in integral financing expense, and iii) a Ps.240.5 million increase in minority interest net income. These unfavorable changes were partially offset by i) a Ps.481.9 million decrease in other expense, net; ii) a Ps.76 million decrease in equity in losses of affiliates; and iii) a Ps.119.7 million decrease in income taxes.

Second-Quarter Results by Business Segment

The following table presents second-quarter results ended June 30, 2007 and 2006, for each of our business segments. Amounts are presented in millions of Mexican pesos in purchasing power as of June 30, 2007.

Net Sales	2Q 2007%		2Q 2006%		Inc. %
Television Broadcasting	4,936.0	49.0	5,839.1	56.1	(15.5)
Pay Television Networks	436.9	4.3	341.4	3.3	28.0
Programming Exports	580.6	5.8	534.2	5.1	8.7
Publishing	790.2	7.8	769.7	7.4	2.7
Publishing Distribution	127.6	1.3	109.9	1.1	16.1
Sky Mexico	2,030.3	20.1	1,889.2	18.1	7.5
Cable Television	585.4	5.8	500.5	4.8	17.0
Other Businesses	592.7	5.9	430.7	4.1	37.6
Segment Net Sales	10,079.7	100.0	10,414.7	100.0	(3.2)
Intersegment Operations[1]	(271.1)		(270.9)		(0.1)
Disposed Operations[2]	-		45.5		-
Consolidated Net Sales	9,808.6		10,189.3		(3.7)

Operating Segment Income (Loss)[3]	2Q 2007	Margin %	2Q 2006	Margin %	Inc. %
Television Broadcasting	2,476.8	50.2	3,137.1	53.7	(21.0)
Pay Television Networks	262.8	60.2	169.2	49.6	55.3
Programming Exports	282.6	48.7	220.5	41.3	28.2
Publishing	154.8	19.6	153.9	20.0	0.6
Publishing Distribution	16.1	12.6	7.4	6.7	117.6
Sky Mexico	991.9	48.9	876.7	46.4	13.1
Cable Television	226.3	38.7	216.6	43.3	4.5
Other Businesses	(98.2)	(16.6)	(42.0)	(9.8)	(133.8)
Operating Segment Income	4,313.1	42.8	4,739.4	45.5	(9.0)
Disposed Operations[2]	-	-	(16.4)	-	-
Corporate Expenses	(95.3)	(0.9)	(96.5)	(0.9)	1.2
Depreciation and Amortization	741.3	7.6	682.6	6.7	8.6
Consolidated Operating Income	3,476.5	35.4	3,943.9	38.7	(11.9)

[1]	For segment reporting purposes, intersegment operations are included in each of the segment operations.
[2]	Reflects the results of operations of one of the Company’s soccer teams.
[3]	Operating segment income (loss) is defined as segment operating income (loss) before depreciation and amortization, corporate expenses, and disposed operations.

Television Broadcasting
Second-quarter sales decreased 15.5% to Ps.4,936 million compared with Ps.5,839.1 million in second quarter 2006. This decrease was driven by i) the unfavorable comparison resulting from last years’ political campaigns and Soccer World Cup advertising and ii) an unexpected slowdown in consumer spending in Mexico, which led to a decline in advertising revenues during the quarter.

Second-quarter operating segment income decreased 21% to Ps.2,476.8 million compared with Ps.3,137.1 million in second quarter 2006, and the margin decreased to 50.2%. These results reflect lower sales that were partially offset by lower cost of sales and operating expenses.

Pay Television Networks
Second-quarter sales increased 28% to Ps.436.9 million compared with Ps.341.4 million in second quarter 2006. This increase reflects i) higher revenues from channels sold in Mexico and Latin America; ii) higher sales in TuTV, our pay-television joint venture with Univision; and iii) higher advertising sales.

Second-quarter operating segment income increased 55.3% to Ps.262.8 million compared with Ps.169.2 million in second quarter 2006, and the margin increased to 60.2%. These results were driven by higher sales that were partially offset by an increase in operating expenses.

Programming Exports
Second-quarter sales increased 8.7% to Ps.580.6 million compared with Ps.534.2 million in second quarter 2006. This increase reflects i) a 23% increase in royalties from Univision, which amounted to US$37.5 million in second quarter 2007 compared with US$30.5 million in second quarter 2006; and ii) higher programming sales to Europe and Asia. These increases were partially offset by i) a negative translation effect of foreign-currency-denominated sales amounting to Ps.41.4 million, and ii) lower export sales to Latin America.

Second-quarter operating segment income increased 28.2% to Ps.282.6 million compared with Ps.220.5 million in second quarter 2006, and the margin increased to 48.7%. These results were driven by higher sales and lower cost of sales and operating expenses.

Publishing
Second-quarter sales increased 2.7% to Ps.790.2 million compared with Ps.769.7 million in second quarter 2006. This increase reflects a greater number of advertising pages sold as well as higher revenues from magazine circulation abroad. These increases were partially offset by i) a decrease in the number of advertising pages sold in Mexico, and ii) a negative translation effect of foreign-currency-denominated sales amounting to Ps.42 million.

Second-quarter operating segment income increased 0.6% to Ps.154.8 million compared with Ps.153.9 million in second quarter 2006; the margin was 19.6%. These results were driven by higher sales that were partially offset by higher cost of sales and operating expenses.

Publishing Distribution
Second-quarter sales increased 16.1% to Ps.127.6 million compared with Ps.109.9 million in second quarter 2006. This increase reflects higher circulation in Mexico and abroad of magazines published by the Company. This increase was partially offset by i) lower circulation in Mexico of magazines published by third parties, and ii) a negative translation effect of foreign-currency-denominated sales amounting to Ps.9.6 million.

Second-quarter operating segment income increased 117.6% to Ps.16.1 million compared with Ps.7.4 million in second quarter 2006, and the margin increased to 12.6%. These results reflect higher sales and lower operating expenses that were partially offset by an increase in cost of sales.

Sky Mexico
Second-quarter sales increased 7.5% to Ps.2,030.3 million compared with Ps.1,889.2 million in second quarter 2006. This increase was attributable mainly to a 7.2% increase in the subscriber base. As of June 30, 2007, the number of gross active subscribers increased to 1,490,300 (including 104,400 commercial subscribers), compared with 1,389,800 (including 76,800 commercial subscribers) as of June 30, 2006.

Second-quarter operating segment income increased 13.1% to Ps.991.9 million compared with Ps.876.7 million in second quarter 2006, and the margin increased to 48.9%. These results came from higher sales and lower operating expenses that were partially offset by higher cost of sales.

On July 15, 2007, Sky began operations in Central America, specifically in Costa Rica. Sky expects to launch operations in Nicaragua shortly and should begin operating in Panama and the Dominican Republic in the 4th quarter of 2007.

Cable Television
Second-quarter sales increased 17% to Ps.585.4 million compared with Ps.500.5 million in second quarter 2006. This increase was attributable to i) a 15% increase in the subscriber base, which, as of June 30, 2007, reached 527,136, all of which are digital subscribers, compared 458,312 subscribers (including 367,435 digital subscribers) reported for the second quarter 2006; ii) a 60.1% increase in broadband subscribers to 121,465 compared with 75,863 reported for second quarter 2006; and iii) a 3% average rate increase effective March 1, 2007. These increases were partially offset by lower advertising sales.

Second-quarter operating segment income increased 4.5% to Ps.226.3 million compared with Ps.216.6 million in second quarter 2006, and the margin decreased to 38.7%. These results reflected higher sales that were partially offset by higher cost of sales and operating expenses.

On July 2, 2007, Cablevisión began to offer IP telephony services in certain areas of Mexico City and by year end plans to offer the service in every area in which its network is bidirectional.

Other Businesses
Second-quarter sales increased 37.6% to Ps.592.7 million compared with Ps.430.7 million in second quarter 2006. This increase was attributable to the sales in our Gaming business, and higher sales in our Soccer, and feature-film distribution businesses. These increases were partially offset by lower sales in our Radio and Internet portal businesses due to lower revenues in our SMS messaging service.

Second-quarter operating segment loss increased to Ps.98.2 million compared with a loss of Ps.42 million in second quarter 2006, reflecting higher cost of sales and operating expenses that were partially offset by higher sales.

Corporate Expense
In second quarter 2007 and 2006, we recognized a share-based compensation expense of approximately Ps.33.4 million and Ps.47.4 million, respectively, as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are granted to our officers and employees and is recognized over the vesting period by accruing in majority stockholders’ equity.

Non-operating Results

Other expense, net
Other expense, net, decreased by Ps.481.9 million, to Ps.79.2 million in second quarter 2007, compared with Ps.561.1 million in second quarter 2006. This decrease reflected primarily certain non-recurring expenses incurred in connection with the tender offer made by Sky Mexico in April 2006 for most of its Senior Notes due 2013.

Integral result of financing
The following table sets forth our integral result of financing for the three months ended June 30, 2007 and 2006, in millions of Mexican pesos in purchasing power as of June 30, 2007, which consisted of:

	2Q 2007	2Q 2006	Increase (decrease)
Interest expense	454.3	506.9	(52.6)
Interest income	(513.1)	(304.9)	(208.2)
Foreign exchange loss (gain), net	257.5	(420.5)	678
(Gain) loss from monetary position, net	(63)	15.7	(78.7)
Integral cost (income) of financing, net	135.7	(202.8)	338.5

The integral result of financing changed by Ps.338.5 million to an integral cost of financing of Ps.135.7 million in second quarter 2007 from an integral income of financing of Ps.202.8 million in second quarter 2006. This decrease reflected primarily a Ps.678 million increase in net foreign exchange loss resulting primarily from a higher average of net monetary foreign currency asset position in second quarter 2007 compared with second quarter 2006, in conjunction with a 2.10% appreciation of the Mexican peso against the U.S. dollar in second quarter 2007 compared with a 4.05% depreciation of the Mexican peso against the U.S. dollar in last year’s comparable period. This unfavorable variance was partially offset by i) a Ps.208.2 million increase in interest income primarily in connection with a higher average amount of temporary investments in second quarter 2007 compared with second quarter 2006; ii) a Ps.52.6 million decrease in interest expense, due primarily to a gain from a derivative transaction to hedge against interest-rate increases in connection with the issuance of our 8.49% Senior Notes due 2037; and iii) a Ps.78.7 million increase in gain from monetary position resulting primarily from a higher average of net monetary asset position in second quarter 2007 compared with the same period in 2006.

Equity in results of affiliates, net
Equity in losses of affiliates, net, decreased by Ps.76 million, or 31.4%, to Ps.166.1 million in second quarter 2007 compared with Ps.242.1 million in second quarter 2006. This decrease reflected primarily a lower equity in loss of La Sexta, which was partially offset by the absence of equity in income of Univision in second quarter 2007.

Income taxes
Income taxes decreased by Ps.119.7 million, or 12.4%, to Ps.848.2 million in second quarter 2007 compared with Ps.967.9 million in second quarter 2006. This decrease reflected primarily a lower income-tax base in second quarter 2007.

Minority interest net income
Minority interest net income increased by Ps.240.5 million to Ps.216.8 million in second quarter 2007 compared with a minority interest net loss of Ps.23.7 million in second quarter 2006. This increase reflected primarily the portion of consolidated net income attributable to interests held by minority equity owners and stockholders in our Sky Mexico and Cable Television businesses.

Other Relevant Information

Capital expenditures and investments
In second quarter 2007, we invested approximately US$93.2 million as capital expenditures, including approximately US$17.6 million for our Cable Television segment, US$29.4 million for our Sky Mexico segment, US$14.4 million for our Gaming business, and US$31.8 million for our Television Broadcasting segment and other businesses. In addition, we made additional equity investments related to our 40% interest in La Sexta in the aggregate amount of €20.8 million.

Cable investments
COFECO, the Mexican antitrust authority, approved, subject to compliance of certain conditions, the purchase of our 50% interest in Televisión Internacional, the leading cable system operating in Monterrey, the second largest city in Mexico. Televisión Internacional offers cable services to 154 thousand television subscribers, 59 thousand broadband customers, and 4 thousand telephony customers.

In addition, on July 15, COFECO authorized, subject to certain conditions, the conversion of our long-term notes into 49% of the equity of Cablemás, the second-largest cable operator in Mexico. Cablemás offers services in 48 cities to 736 thousand television subscribers, 198 thousand broadband customers, and 26 thousand telephony customers.

Debt and satellite transponder lease obligation
Our total consolidated debt and satellite transponder lease obligation as of June 30, 2007 and 2006, were as follows (in millions of Mexican pesos):

	2Q 2007	2Q 2006	Increase (decrease)
Current portion of long-term debt	484.9	1,119.3	(634.4)
Long-term debt (excluding current portion)	21,812.3	19,062.8	2,749.5
	22,297.2	20,182.1	2,115.1
Current portion of satellite transponder lease obligation	91.3	88.9	2.4
Long-term satellite transponder lease obligation (excluding current portion)	1,073.5	1,272.1	(198.6)
	1,164.8	1,361.0	(196.2)

As of June 30, 2007, our consolidated net cash position (cash and temporary investments less total debt) was Ps. 4,746.6 million, compared with a consolidated net debt position (total debt less cash and temporary investments) of Ps.590.2 million as of June 30, 2006.

Share buyback program
During second quarter 2007, we repurchased approximately 26.7 million CPOs in the aggregate nominal amount of approximately Ps.1,652.2 million. On April 27, 2007, our stockholders approved the cancellation of approximately 8,275.8 million shares of capital stock in the form of approximately 70.7 million CPOs, which were repurchased under our share buyback program in 2006 and 2007.

Dividend payment
On April 27, 2007, our stockholders approved the payment of an extraordinary dividend of Ps.1.1 per CPO, in addition to Televisa’s ordinary dividend of Ps.0.35 per CPO, for a total of Ps.1.45 per CPO. The total nominal amount of the dividend was approximately Ps.4,384.7 million and was paid in cash on May 31, 2007.

Television ratings and audience share
National urban ratings and audience share reported by IBOPE confirm that, in second quarter 2007, Televisa continued to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00, Monday to Friday), audience share amounted to 68.4%; in prime time (16:00 to 23:00, Monday to Sunday), audience share amounted to 67.8%; and in sign-on to sign-off (6:00 to 24:00, Monday to Sunday), audience share amounted to 70.0%.

Outlook for 2007
We expect Television Broadcasting sales to decrease by approximately 2% during the year and we expect our full-year operating segment income margin to exceed 50%.

About Televisa
Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, gaming, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)

###

Televisa Investor Relations Contacts:	Televisa Media Relations Contacts:
Michel Boyance	Manuel Compeán
Alejandro Eguiluz	Tel: (5255) 5728 3815
María José Cevallos	Fax: (5255) 5728 3632
Tel: (5255) 5261-2445	mcompean@televisa.com.mx
Fax: (5255)5261-2494	http://www.televisa.com
ir@televisa.com.mx http://www.televisa.com http://www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2007, AND DECEMBER 31, 2006
(Millions of Mexican pesos in purchasing power as of June 30, 2007)

ASSETS	June 30, 2007 (Unaudited)		December 31, 2006 (Audited)[1]

Current:
Cash	Ps.	1,107.8	Ps.	679.8
Temporary investments		25,936.0		15,223.2
		27,043.8		15,903.0

Trade notes and accounts receivable, net		6,914.1		13,676.9
Other accounts and notes receivable, net		2,234.2		1,497.0
Due from affiliated companies		260.0		185.9
Transmission rights and programming		3,145.3		3,071.0
Inventories		680.7		777.4
Available-for-sale investment		-		11,890.9
Other current assets		1,151.9		775.5
Total current assets		41,430.0		47,777.6

Transmission rights and programming, noncurrent		3,637.8		3,448.8
Investments		6,160.1		5,744.0
Property, plant, and equipment, net		21,007.3		21,098.3
Intangible assets and deferred charges, net		5,542.3		5,421.5
Other assets		25.8		24.6
Total assets	Ps.	77,803.3	Ps.	83,514.8

1 The December 31, 2006, amounts were taken from our audited consolidated financial statements as of December 31, 2006, and restated to June 30, 2007, constant Mexican pesos.

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2007, AND DECEMBER 31, 2006
(Millions of Mexican pesos in purchasing power as of June 30, 2007)

LIABILITIES	June 30, 2007 (Unaudited)		December 31, 2006 (Audited1)
Current:
Current portion of long-term debt	Ps.	484.9	Ps.	992.1
Current portion of satellite transponder lease obligation		91.3		86.7
Trade accounts payable		3,543.9		3,470.9
Customer deposits and advances		11,777.0		16,992.1
Taxes payable		478.3		1,186.4
Accrued interest		298.7		263.6
Due to affiliated companies		79.7		38.3
Other accrued liabilities		2,045.9		2,059.7
Total current liabilities		18,799.7		25,089.8
Long-term debt, net of current portion		21,812.3		17,899.1
Satellite transponder lease obligation, net of current portion		1,073.5		1,126.9
Customer deposits and advances, noncurrent		268.2		269.8
Other long-term liabilities		500.3		525.1
Deferred taxes		1,133.6		1,497.5
Pension plans, seniority premiums, and severance indemnities		301.8		288.7
Total liabilities		43,889.4		46,696.9

STOCKHOLDERS' EQUITY

Capital stock issued, no par value		9,953.3		10,185.3
Additional paid-in capital		4,408.7		4,408.7
		14,362.0		14,594.0
Retained earnings:
Legal reserve		2,070.1		2,070.1
Reserve for repurchase of shares		1,202.9		4,485.3
Unappropriated earnings		21,093.5		16,812.7
Majority interest net income for the period		2,761.0		8,636.3
		27,127.5		32,004.4
Accumulated other comprehensive loss, net		(3,195.4)		(3,725.3)
Shares repurchased		(6,427.5)		(7,647.5)
		17,504.6		20,631.6
Total majority interest		31,866.6		35,225.6
Minority interest		2,047.3		1,592.3
Total stockholders' equity		33,913.9		36,817.9
Total liabilities and stockholders' equity	Ps.	77,803.3	Ps.	83,514.8

[1]	The December 31, 2006, amounts were taken from our audited consolidated financial statements as of December 31, 2006, and restated to June 30, 2007, constant Mexican pesos.

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
SIX  MONTHS ENDED JUNE 30, 2007 AND 2006
(Millions of Mexican pesos in purchasing power as of June 30, 2007)

	Three months ended June 30,				Six months ended June 30,
	2007 (Unaudited)		2006 (Unaudited)		2007 (Unaudited)		2006 (Audited1)

Net sales	Ps.	9,808.6	Ps.	10,189.3	Ps.	18,005.3	Ps.	17,932.3

Cost of sales[1]		4,203.8		4,210.0		8,144.3		7,813.6

Operating expenses:
Selling[1]		781.9		812.6		1,432.0		1,481.8
Administrative[1]		605.1		540.2		1.156.9		1,099.3
Depreciation and amortization		741.3		682.6		1,437.9		1,335.5
Operating income[2]		3,476.5		3,943.9		5,834.2		6,202.1
Other expense, net		79.2		561.1		771.8		653.0
Integral result of financing:
Interest expense		454.3		506.9		915.2		995.9
Interest income		(513.1)		(304.9)		(825.2)		(592.3)
Foreign exchange loss (gain), net		257.5		(420.5)		(28.4)		(450.2)
(Gain) loss from monetary position, net		(63.0)		15.7		8.5		64.4
		135.7		(202.8)		70.1		17.8
Equity in losses of affiliates, net		166.1		242.1		360.5		193.2
Income before income taxes		3,095.5		3,343.5		4,631.8		5,338.1
Income taxes		848.2		967.9		1,413.6		1,498.4
Consolidated net income		2,247.3		2,375.6		3,218.2		3,839.7
Minority interest net income (loss)		216.8		(23.7)		457.2		98.1
Majority interest net income	Ps.	2,030.5	Ps.	2,399.3	Ps.	2,761.0	Ps.	3,741.6

[1]	Excluding depreciation and amortization.
[2]	Operating income is an additional income level permitted by the Mexican Financial Reporting Standards in the presentation of an income statement.

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR SECOND, THIRD, AND FOURTH
QUARTERS OF 2006 AND FIRST AND SECOND QUARTERS OF 20071:

SIGN-ON TO SIGN-OFF – 6:00 TO 24:00, MONDAY TO SUNDAY

	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2006	Jan	Feb	Mar	Apr	May	Jun	2T07
Channel 2
Rating	11.0	11.0	11.5	11.2	11.7	11.8	11.8	12.1	11.0	11.6	11.5	11.7	10.8	10.2	10.1	10.0	10.1
Share (%)	30.3	29.9	30.7	31.3	32.5	33.3	33.6	33.2	33.0	31.8	32.4	33.4	30.7	29.8	28.8	28.5	29.0
Total Televisa[2]
Rating	25.2	26.1	26.2	25.7	26.1	25.3	25.2	26.1	24.0	25.9	25.2	25.0	24.5	23.8	24.8	24.8	24.5
Share (%)	69.4	70.8	70.0	71.6	72.1	71.5	71.4	71.5	71.6	71.0	71.2	71.1	69.9	69.3	70.6	70.3	70.0

PRIME TIME – 16:00 TO 23:00, MONDAY TO SUNDAY3

	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2006	Jan	Feb	Mar	Apr	May	Jun	2T07
Channel 2
Rating	16.3	15.8	15.6	16.4	17.5	17.1	17.1	16.8	14.8	16.8	16.7	17.5	15.0	13.5	13.4	13.6	13.5
Share (%)	31.9	30.7	31.3	33.2	34.4	34.4	34.4	32.4	31.8	32.8	33.4	35.2	31.0	28.7	28.0	28.3	28.4
Total Televisa[2]
Rating	34.6	35.4	34.1	34.7	36.1	35.1	34.8	36.2	32.8	35.5	35.2	35.0	33.1	31.4	32.6	32.8	32.3
Share (%)	67.9	68.7	68.6	70.3	71.0	70.5	69.9	69.9	70.5	69.5	70.4	70.4	68.4	67.0	68.1	68.3	67.8

WEEKDAY PRIME TIME – 19:00 TO 23:00, MONDAY TO FRIDAY3

	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2006	Jan	Feb	Mar	Apr	May	Jun	2T07
Channel 2
Rating	22.6	22.5	21.7	23.2	23.5	23.0	22.9	20.9	20.3	22.2	22.2	23.7	20.5	18.1	17.7	18.6	18.1
Share (%)	38.0	37.2	37.2	40.2	39.7	40.1	39.5	35.2	36.4	37.3	38.1	41.1	36.3	33.7	32.4	33.1	33.1
Total Televisa[2]
Rating	40.5	42.2	40.5	41.5	42.8	42.6	42.1	42.4	40.1	41.7	41.8	41.9	39.1	36.6	37.7	38.4	37.6
Share (%)	67.9	69.9	69.6	72.0	72.2	74.1	72.8	71.3	72.0	70.1	71.9	72.5	69.5	68.1	68.9	68.3	68.4

1 National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated seven days a week, in Mexico City, Guadalajara, Monterrey, and 25 other cities with a population of more than 500,000 people. “Ratings” for a period refers to the number of television sets tuned into the Company’s programs as a percentage of the total number of all television households. “Audience share” is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.

2 "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities covered by national surveys.

3 "Televisa Prime Time" is the time during which the Company generally charges its highest rates for its networks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated July 27, 2007	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President